Filed by Exelon Corporation pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Public Service Enterprise Group Incorporated (“PSEG”)
(Commission File No. 333-122704)

On July 12, 2005, Exelon Corporation (“Exelon”) and Public Service Enterprise Group Incorporated (“PSEG”) issued a press release concerning the announcement of executive leadership to be put in place subsequent to the merger of Exelon and PSEG. Following is a copy of the press release as well as a copy of the organization chart reflecting executive leadership upon occurrence of the merger. Biographical and other information regarding executive officers of PSEG who are expected to become executive officers of Exelon is presented in Part III of PSEG’s Annual Report on Form 10-K filed with the Securities Exchange Commission.

* * * * *

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger of Exelon and PSEG, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties, as well as other risks associated with the proposed merger, is included in the definitive joint proxy statement/prospectus that Exelon filed with the Securities and Exchange Commission on June 3, 2005 under Rule 424(b)(3) (Registration No. 333-122704). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information

The definitive joint proxy statement/prospectus was mailed to shareholders on or around June 10, 2005. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EXELON, PSEG AND THE PROPOSED MERGER. Investors and security holders can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s and PSEG’s directors and executive officers and other participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus.

* * * * *

Contacts:
Exelon
Investor Relations: Michael Metzner, (312) 394-7696
Media Relations: Kellie Szabo, (312) 394-3071

PSEG
Investor Relations: Sue Carson, (973) 430-6565
Media Relations: Paul Rosengren, (973) 430-5911

John W. Rowe, Exelon CEO, and E. James Ferland, PSEG CEO, Announce Operating
Structure for Exelon Electric & Gas Upon Close of Merger

CHICAGO and NEWARK (July 12, 2005) — John W. Rowe, Exelon Corporation (NYSE: EXC) chairman, president and CEO, and E. James Ferland, Public Service Enterprise Group Incorporated (NYSE: PEG) chairman, president and CEO, announce the operating structure for the combined company, Exelon Electric & Gas, effective upon completion of the merger. This is the present plan for the combined company and is subject to change as the close of the merger approaches.

Once the merger is complete, the board of directors of the combined company is expected to elect Rowe, 60, to president and CEO, and Ferland, 63, to non-executive chairman of the board until his planned retirement in the spring of 2007.

“I am pleased that both Exelon and PSEG officers have agreed to assume the positions assigned,” said Rowe. “This is an organization that will provide opportunities to the best people in both companies. I am gratified that Exelon’s greater strengths in nuclear operations have been recognized, as have PSE&G’s better numbers in delivery.”

“John and I agreed at the outset that the new company would reflect the strengths of both organizations. This will be a very effective management team,” said Ferland. “I am especially pleased that this organization maintains the character and identity of the PSE&G management as we have promised our regulators and our unions. This is a merger that will create opportunities for good people.”

Upon completion of the merger, the board of directors of Exelon Electric & Gas is expected to announce the following senior leadership appointments, as outlined in the attached chart:

John L. (Jack) Skolds, 55, currently executive vice president, Exelon, president, Exelon Energy Delivery and president, Exelon Generation, will become senior executive vice president, operations, Exelon Electric & Gas.

(more)

Frank M. Clark, 59, currently executive vice president and chief of staff, Exelon and president, ComEd, will continue as executive vice president and chief of staff for Exelon Electric & Gas and will become chairman, ComEd.
Ralph Izzo, 47, currently president and chief operating officer, PSE&G, will become executive vice president, Exelon Electric & Gas and president, Exelon Energy Delivery.
Ian P. McLean, 56, currently executive vice president, Exelon and president, Exelon Power Team, will continue in these roles for Exelon Electric & Gas and Exelon Power Team.
Randall E. Mehrberg, 49, currently executive vice president, general counsel and chief integration officer, Exelon, will become executive vice president, chief administrative officer and chief legal officer, Exelon Electric & Gas.
Elizabeth A. Moler, 56, currently executive vice president, government and environmental affairs and public policy, Exelon, will continue in that role for Exelon Electric & Gas.
Thomas M. O’Flynn, 45, currently executive vice president and chief financial officer, PSEG, will become executive vice president, generation finance and business planning, Exelon Generation.
R. Edwin Selover, 59, currently senior vice president and general counsel, PSEG, PSE&G and PSEG Services Corporation, will become executive vice president, governance, Exelon Electric & Gas.
S. Gary Snodgrass, 54, currently executive vice president and chief human resources officer, Exelon, will continue in that role for Exelon Electric & Gas.
John F. Young, 48, currently executive vice president, finance and markets, Exelon, will become executive vice president, finance and holdings, Exelon Electric & Gas.

The following additional senior leadership appointments are anticipated upon close of the merger:

Christopher M. Crane, 46, currently senior vice president, Exelon, president and chief nuclear officer, Exelon Nuclear, and president and chief executive officer, AmerGen, will become president and chief nuclear officer, Exelon Nuclear.
Katherine K. Combs, 54, currently vice president, corporate secretary and deputy general counsel, Exelon, will become corporate secretary, Exelon Electric & Gas.
John T. Costello, 56, currently senior vice president, operations, Exelon Energy Delivery, will become president, ComEd.
Robert J. Dougherty, Jr., 53, currently president and chief operating officer, PSEG Energy Holdings L.L.C. and president, PSEG Global L.L.C., will become president, Exelon Holdings.
Ruth Ann M. Gillis, 50, currently senior vice president, Exelon and executive vice president, ComEd, will become president, Exelon Services Company, which includes oversight of Information Technology and Supply.
John T. Hooker, 56, currently senior vice president, real estate and property management, and West external affairs, Exelon Energy Delivery, will become senior vice president, state legislative and governmental affairs (Illinois), Exelon Electric & Gas.
Ralph A. LaRossa, 42, currently vice president, Electric Delivery, PSE&G, will become president, PSE&G.
J. Barry Mitchell, 57, currently senior vice president, chief financial officer and treasurer, Exelon, will become chief financial officer, Exelon Electric & Gas.
Denis P. O’Brien, 45, currently president, PECO Energy, will continue in this role.

Mark A. Schiavoni, 49, currently senior vice president, Exelon Generation and president, Exelon Power, will become president, Exelon Power.
William A. VonHoene, Jr., 51, currently senior vice president, Exelon Business Services Company and deputy general counsel, Exelon, will become general counsel, Exelon Electric & Gas.
David W. Woods, 47, currently senior vice president, governmental and public affairs, Exelon, will continue in that role for Exelon Electric & Gas.

“The combination of Jack Skolds, Chris Crane, Ralph Izzo and Mark Schiavoni will give us a truly remarkable operating leadership team. Jim and I believe that we have designed the kind of powerful and committed leadership group that a company of this stature requires,” said Rowe.

Future organizational and personnel announcements will be made as they are determined.

As previously announced, Exelon Electric & Gas corporate headquarters, Exelon Services Company and Exelon Energy Delivery will be based in Chicago. Exelon Generation and Exelon Holdings will be based in Newark, and Exelon Nuclear and Exelon Power Team will be based in Kennett Square, Pa.

Corporate Profiles
Exelon is one of the nation’s largest electric utilities with approximately 5.2 million customers and more than $14 billion in annual revenues. The company has one of the industry’s largest portfolios of electricity generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.2 million customers in Illinois and Pennsylvania and gas to more than 460,000 customers in the Philadelphia area. Exelon is headquartered in Chicago and trades on the NYSE under the ticker EXC. For more information, visit the company’s website at www.exeloncorp.com.

PSEG is a major integrated energy and generation company with more than $10 billion in annual revenues. It serves about 2 million electric and 1.6 million gas customers in New Jersey. The company operates a large fleet of generating stations with diverse fuel and dispatch characteristics, largely in the PJM interchange. PSEG is headquartered in Newark, New Jersey and trades on the NYSE under the ticker PEG. For more information, visit the company’s website at www.pseg.com.

Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger of Exelon and PSEG, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties, as well as other risks associated with the proposed merger, is included in the definitive joint proxy statement/prospectus that Exelon filed with the Securities and Exchange Commission on June 3, 2005 under Rule 424(b)(3) (Registration No. 333-122704). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information
The definitive joint proxy statement/prospectus was mailed to shareholders on or around June 10, 2005. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT EXELON, PSEG AND THE

PROPOSED MERGER. Investors and security holders can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov. In addition, a copy of the definitive joint proxy statement/prospectus may be obtained free of charge from Exelon Corporation, Shareholder Services, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s and PSEG’s directors and executive officers and other participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is available in the definitive joint proxy statement/prospectus.

# # #